Mail Stop 3561

September 14, 2009

Phillip P. DePaul
Vice President and Chief Accounting Officer
eBay Inc.
2145 Hamilton Avenue
San Jose, California 952125

      Re: eBay Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 20, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed March 19, 2009
               File No. 000-24821

Dear Mr. DePaul:

      We have completed our review of the above referenced filings and we have no further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director